Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 23, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

TECHNIP

A société anonyme with a capital stock of 73.597.518,70 euros
Registered office: 6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton – 92400 COURBEVOIE
Nanterre Trade Register No. 589 803 261

COMBINED GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 21, 2005 ON FIRST NOTICE AND
ON APRIL 29, 2005 ON SECOND NOTICE

The Shareholders of Technip are called to a combined Ordinary and Extraordinary Shareholders’ Meeting to be held at the Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris, Salon Concorde, on Friday April 29, 2005* at 10.00 AM. to deliberate on the following agenda :

AGENDA

A. For consideration by the Extraordinary Meeting:

1.	Board of Director’s Report to the Extraordinary General Meeting;

2.	Reducing the par value of the share and multiplying the number of existing shares by four;

3.

Delegating authority to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities that give access to the share capital or give the right to debt securities while maintaining the shareholders’ preferential subscription right;

4.

Delegating authority to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities that give access to the share capital or give the right to debt securities while eliminating the shareholder’s preferential subscription right, but with the authority to grant a priority period;

5.

Authorizing the Board of Directors, under the delegation of authority to increase the share capital while eliminating the shareholder’s preferential subscription right, to set the issue price of ordinary shares of securities that give access to ordinary shares up to the annual limit of 10% of the share capital;

6.

Delegating authority to the Board of Directors to increase the number of shares to be issued in the event of a share capital increase, with or without eliminating the shareholder’s preferential subscription right;

7.	Authorization to be granted to the Board of Directors to increase the share capital by issues for which the subscription is reserved to members of a Group Savings Plan;

8.

Authorizing the Board of Directors to increase the share capital, up to the limit of 10% of the Company’s share capital, by issuing ordinary shares or any securities that give access to the share capital, in order to compensate contributions in kind;

9.	Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporation of reserves, profits or premiums or other amounts whose capitalization is allowed;

10.	Authorization to be granted to the Board of Directors to grant for free shares to eligible officers and employees of the Company and of its affiliated companies;

11.	Authorization to be granted to the Board of Directors to grant options to subscribe or to purchase shares;

12.	Authorization to be granted to the Board of Directors to reduce the share capital by canceling shares that have previously been repurchased

B. For consideration by the Ordinary Meeting:

13.	Board of Director’s Report to the Ordinary General Meeting;

14.	Approval of the annual financial statements for the fiscal year ended December 31, 2004;

15.	Allocation of income for the fiscal year ended December 31, 2004, setting the dividend and the payment date;

16.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2004;

17.	Special report from the Independent Auditors on the regulated agreements indicated in articles L. 225-38 et seq. of the Commercial Code and approval of those agreements;

18.	Release for Directors;

19.	Purchase by the Company of its own shares

C. For consideration by the Combined General Meeting:

20.	Powers for formalities.

*The General Meeting is convened on first notice on Thursday April 21, 2005 at 9.00 a.m., at the Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris, salon Concorde, but in all probability, due to the lack of quorum on that date, it is unlikely that valid deliberations could be made at that time.

The Meeting will therefore be reconvened, on Friday April 29, 2005at 10.00 a.m.

SUMMARY OF RESOLUTIONS

EXTRAORDINARY GENERAL MEETING:

The resolutions proposed to the Extraordinary General Meeting include:

  The authorization to the Board of Directors to reduce the par value of the share (first resolution);

  The authorization to the Board of Directors to increase the share capital with or without maintaining the shareholders’ preferential subscription right (second to fifth and seventh resolutions)

  The authorization to the Board of Directors to increase the share capital reserved to members of a Group Savings Plan (sixth resolution)

  The authorization to the Board of Directors to increase the share capital by incorporation of reserves, profits or other (eighth resolution)

  The authorization to the Board of Directors to grant for free shares to employees of the Company (ninth resolution)

  The authorization to the Board of Directors to grant options to subscribe or purchase shares (tenth resolution)

  The authorization to the Board of Directors to reduce the share capital by cancelling shares (eleventh resolution)

ORDINARY GENERAL MEETING:

The resolutions proposed to the Extraordinary General meeting relate to:

  FY 2004accounts approval and approval of agreements mentioned in the account auditor’s special report (twelfth, fourteenth and fifteenth resolutions)

  Profit allotment and setting the distributed dividend for FY 2004 (thirteenth resolution)

  Discharge to the Board of Directors (sixteenth resolution)

  The authorization of purchase of Company’s shares (seventeenth resolution)

* * *

PROPOSED RESOLUTIONS

A /For consideration by the Extraordinary Meeting:

FIRST RESOLUTION

Reducing the par value of the share and multiplying the number of existing shares by four

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard the report of the Board of Directors, resolves to reduce the par value of the share by increasing the number of existing shares, replacing each old share with 4 (four) new shares; the new shares thus issued shall have the same rights as the old shares.

This decision shall take effect on May 13, 2005, at which date the split shall be effected automatically by Euroclear France by multiplying by four the balances of shares appearing in the account of affiliates for administered registered and bearer shares and in the individual accounts for shareholders who hold their shares in pure registered form, at the end of the trading day of May 13 2005.

The Board of Directors will take the necessary measures to make the necessary adjustments to protect - pursuant to laws, regulations and contractual stipulations - the interests of the holders of the rights attached to the securities that give access to the Company’s share capital and the holders of options that give the right to subscribe for new shares or to purchase existing shares of the Company.

Consequently, the General Meeting resolves to amend, as of the aforementioned effective date, articles 6 and 14.2 of the bylaws, which shall now be worded as follows:

“Article 6 – Share Capital
The share capital is fixed at the sum of 73,597,518.70 euros and divided into 96,521,336 fully paid in shares, all of the same class.”

“Article 14.2 - Shareholding of Directors
Each Director must, for the duration of his term, hold at least four hundred shares of the Company, which should be held in the registered form.

If, upon his appointment, a director does not hold or, during the term of his office ceases to hold, the requisite number of shares, he will be deemed to have resigned unless he rectifies the situation within three months.”

SECOND RESOLUTION

Delegating authority to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities that give access to the share capital or give the right to debt securities while maintaining the shareholders’ preferential subscription right

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to the provisions of articles L.225-129-2 to L.225-129-5, L.228-91, L.228-92 and L.228-93 of the Commercial Code:

1.

Delegates to the Board of Directors the authority to decide, on one or more occasions, to issue - in France or abroad, in euros, while maintaining the shareholders’ preferential subscription right - ordinary shares of the Company or any securities that give access to the share capital of the Company or a company that directly or indirectly owns more than one half of its share capital or in which it directly or indirectly owns more than one half of the share capital or that give the right to the allotment of debt securities of the Company; said securities may also be denominated in foreign currencies or in any monetary unit established by reference to several currencies; any issue of preferred shares or securities giving access to preferred shares is excluded.

2.	Resolves that the total par value of the increases in the share capital that may be done, immediately and/or in the future, by virtue of this delegation, may not exceed a limit of 37,500,000 euros.

Resolves that the total par value of the increases in the share capital that may be done by virtue of this delegation and those indicated in the 3rd and 8th resolutions submitted to this General Meeting may not exceed 75,000,000 euros, however the cumulative amount of the share capital increases that may be done by virtue of this delegation and those indicated in the 3rd resolution submitted to this General Meeting may not exceed a total par value of 60,000,000 euros.

These maximum limits are set without considering any par value of additional shares to be issued to preserve -pursuant to laws, regulations and contractual stipulations - the rights of the bearers of securities giving access to the share capital.

3.

Resolves that the total par value of the debt securities give access to the share capital or give the right to debt securities of the Company that may be issued by virtue of this delegation may not exceed a maximum limit of 2,500,000,000 euros or the equivalent of that amount in the event of an issue in foreign currency or in an accounting unit set by reference to several currencies.

4.	Resolves that the total par value of the issues of debt securities, to which the securities issued under this delegation may give the right, may not exceed a limit of 2,500,000,000 euros.

5.

Resolves that the shareholders may exercise—under the conditions provided by law—their preferential subscription rights as a matter of law (droit de souscription à titre irréductible). Furthermore, the Board of Directors may grant shareholders the right to subscribe to securities in addition to those to which they are entitled as a matter of law, in proportion to their subscription rights and, in any case, limited to the number of securities requested (droit de souscription à titre réductible).

If the subscriptions, either as a matter of law or by request as discussed above, have not absorbed the entirety of an issue of securities, the Board of Directors may, at its discretion, limit the issue to the amount of subscriptions received, provided that it attain at least three quarters of the issue decided, to distribute freely, totally or partially, the securities not subscribed, and/or to offer all or some of them to the public.

6.

Acknowledges that this delegation automatically entails a waiver by the shareholders of their preferential subscription right to the ordinary shares of the Company to which the securities that would be issued on the basis of this delegation may give the right.

7.

Resolves that it shall be up to the Board of Directors to set the issue price of the ordinary shares or securities that give access to the Company’s share capital. The amount collected immediately by the Company plus any amount that may be collected subsequently by the Company shall, for each ordinary share issued as a result of the issue of those securities, be at least equal to its par value.

8.

Resolves that the Board of Directors shall have the necessary powers to implement this delegation, and specifically to set the issue conditions, ascertain the completion of the share capital increases resulting therefrom, make the corresponding amendment to the bylaws and permit the charging of any costs against the issue premium.

The Board of Directors may, up to statutory limits, delegate to the chief executive officer or, with the consent of the chief executive officer, to one or more executive vice presidents, the powers that are granted to it by virtue of this resolution.

9.

This delegation of authority thus granted to the Board of Directors shall be valid for a period of twenty-six months following the date of this General Meeting and cancels and replaces the delegation granted by the General Meeting on April 11, 2003 in its 4th resolution.

THIRD RESOLUTION

Delegating authority to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities that give access to the share capital or give the right to debt securities while eliminating the shareholders’ preferential subscription right, but with the authority to grant a priority period

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to the provisions of articles L. 225-129-2 to L. 225-129-5, L. 225-135 to L. 225-136, L. 225-148, L. 228-91, L. 228-92 and L. 228-93 of the Commercial Code:

1.

Delegates to the Board of Directors the authority to decide to issue, on one or more occasions, through a public offering, in France or abroad, in euros, ordinary shares of the Company or any securities that give access to the share capital of the Company or a company that directly or indirectly owns more than one half of its share capital or in which it directly or indirectly owns more than one half of the share capital, or that give the right to the allotment of debt securities of the Company; those securities may be also denominated in foreign currencies or in any monetary unit established by reference to several currencies; any issue of preferred shares or securities giving access to preferred shares is excluded.

2.	Resolves to waive the shareholders’ preferential subscription right to the ordinary shares and securities to be issued.

3.

The Board of Directors may provide for a subscription priority period for the shareholders for all or part of the issue, for the duration and according to the conditions that it shall determine pursuant to law, this period shall not be less than three trading days.

4.

Resolves that the total par value of the share capital increases that may be done, immediately and/or in the future, by virtue of this delegation, may not exceed 37,500,000 euros. This amount is set without considering the par value of any additional shares to be issued to preserve, pursuant to law, the rights of bearers of securities that give access to the share capital.

Resolves that the par value of the share capital increases that may be done by virtue of this delegation shall be charged against the maximum limit of share capital increases of 75,000,000 euros set under the 2nd resolution submitted to this General Meeting and up to the limit of the total par value of 60,000,000 euros set under that same resolution.

5.

Resolves that the total par value of debt securities giving access to the share capital or giving the right to debt securities of the Company that may be issued by virtue of this delegation may not exceed 2,500,000,000 euros or the equivalent of that amount in the event of an issue in foreign currency or an accounting unit set by reference to several currencies, that amount being charged to the maximum limit of issues of debt securities giving access to the share capital or giving the right to debt securities of the Company that may be made by virtue of the 2nd resolution submitted to this General Meeting.

6.

Resolves that all issues of debt securities, to which securities issued under this delegation may give the right, may not exceed a par value of 2,500,000,000 euros, that amount being charged to the maximum limit of issues of debt securities to which securities issued by virtue of the 2nd resolution submitted to this General Meeting may entitle.

7.

Resolves that the amount that reverts or that is to revert to the Company for each of the shares issued or to be issued under this delegation - after considering, in the event of an issue of autonomous warrants for subscription or allotment of shares, the issue price of said warrants - shall be at least equal to the minimum value set by the laws or regulations applicable when this delegation is used, i.e. currently the weighted average of the prices of the share in the last three trading sessions preceding its fixing, possibly minus a maximum discount of 5%, after any correction to take into account the difference in dividend-entitlement date.

8.

Resolves that this delegation may be used to issue Company’s shares or securities giving access to the share capital of the Company, in compensation for securities contributed to an exchange offer initiated by the Company for the shares of another company admitted to trading on one of the regulated markets indicated in above-mentioned article L. 225-148.

9.

Resolves that the Board of Directors shall have the necessary powers to implement this delegation, and specifically to set the issue conditions, ascertain the realization of the share capital increases resulting from it, make the corresponding amendment to the bylaws and permit the charging of any costs against the issue premium.

The Board of Directors may, up to statutory limits, delegate to the chief executive officer or, with the consent of the chief executive officer, to one or more executives vice presidents, the powers that are granted to him by virtue of this resolution.

10.

This delegation of authority thus granted to the Board of Directors shall be valid for a period of twenty-six months following the date of this General Meeting and cancels and replaces the delegation granted by the General Meeting on April 11, 2003 in its 5th resolution.

FOURTH RESOLUTION

Authorizing the Board of Directors, under the delegation of authority to increase the share capital while eliminating the shareholders’ preferential subscription right, to set the issue price of ordinary shares or securities that give access to ordinary shares up to the annual limit of 10% of the share capital

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to the provisions of article L. 225-136 1° of the Commercial Code;

Authorizes the Board of Directors, under the delegation granted in the preceding 3rd resolution and up to the annual limit of 10% of the share capital of the Company (as existing at the date of this General Meeting), to set the issue price of the ordinary shares and/or securities giving access to ordinary shares that are to be issued; that price must at least equal the weighted average of the prices of the last three trading sessions preceding its fixing, possibly minus a maximum discount of 10%.

The Board of Directors must establish an additional report, certified by the Independent Auditors, describing the final conditions of the transaction and providing the data for evaluating the actual effect of the transaction on the shareholders’ situation.

This authorization shall be valid for a period of twenty-six months following the date of this General Meeting.

FIFTH RESOLUTION

Delegating authority to the Board of Directors to increase the number of shares to be issued in the event of a share capital increase, with or without eliminating the shareholders’ preferential subscription right

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors;

and pursuant to the provisions of article L. 225-135-1 of the Commercial Code;

Delegates to the Board of Directors the authority to increase the number of shares to be issued for each share capital increase decided in application of the 2nd and 3rd resolutions, under the conditions set in article L. 225-135-1 of the Commercial Code and up to the maximum limits set by the 2nd resolution.

The number of shares may be increased within thirty days of the close of the subscription up to the limit of 15% of the initial issue and at the same price as the one used for the initial issue.

This delegation of authority shall be valid for twenty-six months following the date of this General Meeting.

SIXTH RESOLUTION

Authorization to be granted to the Board of Directors to increase the share capital by issues for which the subscription is reserved to members of a Group Savings Plan

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors;

and the special report of the Independent Auditors;

and pursuant to the provisions of articles L. 225-129-6 and L. 225-138-1 of the Commercial Code and the provisions of articles L. 443-5 et seq. of the Labor Code:

1.

Authorizes the Board of Directors to increase, on one or several occasions and on its sole discretion, the share capital up to a maximum par value representing 3% of the share capital of the Company on the day the authorization is implemented, by issuing equity shares or securities giving the right to access the share capital of the Company reserved for members of a Group Savings Plan of the Company and its French or foreign affiliates linked to it according to provisions of article L. 225-180 of the Commercial Code and article L. 444-3 of the Labor Code; that par value shall be charged to the maximum limit of share capital increases set by the 2nd resolution above.

2.

Resolves to waive, in the benefit of the members of the Group Savings Plan, defined in the preceding paragraph, the shareholders’ preferential right to subscribe for shares or other securities giving right to access the share capital that are issued pursuant to the present resolution;

3.

Resolves, pursuant to the provisions of article L. 443-5 of the Labor Code, to set the discount at 20% of the average of the first quotations of the Company’s share on Eurolist by Euronext™ during the twenty trading sessions preceding the day of the decision setting the opening date of subscriptions, and at 30% of the same average when the duration of the lock-up period stipulated by the plan pursuant to article L. 443-6 of the Labor Code is greater than or equal to ten years. However, the General Meeting specifically authorizes the Board of Directors to reduce the aforementioned discount, if it sees fit, to take into account any legal, accounting, tax-related and labor-relations systems that are applicable locally. The Board of Directors may also substitute all or part of the discount with a free allotment of shares or other securities giving the right to access the Company’s share capital, existing or to be issued. The total benefit resulting from that allotment and any discount mentioned above may not exceed the benefit that members of the Group Savings Plan would have received if that variance had been 20% or 30% when the lock-up period stipulated by the plan pursuant to article L. 443-6 of the Labor Code is greater than or equal to ten (10) years;

4.

Resolves pursuant to article L. 443-5 of the Labor Code that the Board of Directors may also provide for the allotment for free of shares or other securities giving the right to access the Company’s share capital as employer’s matching contribution, provided that posting them at their equivalent pecuniary value, appraised at the subscription price, will not have the effect of exceeding the limits provided in article L. 443-7 of the Labor Code.

5.

The General Meeting also resolves that the characteristics of the other securities that give the right to access the share capital of the Company will be determined by the Board of Directors in accordance with the conditions set by law;

The Board of Directors shall be vested with all powers, with the right to delegate or subdelegate according to legal provisions, required to implement this authorization, and in particular to set the terms and conditions of the issues that will be made by virtue of this authorization and to postpone it, to set the amount offered for subscription and the opening and closing dates of the subscriptions, the price, the dividend-entitlement dates of the shares issued, the methods and time limits for paying up the shares and, if applicable, to request their admission to listing wherever appropriate, to report the completion of share capital increases in the amount of the shares that will actually be subscribed, to accomplish, directly or by agent, any transactions and formalities connected with increases in the share capital, to make the necessary amendments to the bylaws and, at its sole discretion and, if it sees fit, to offset the costs of the share capital increases against the amount of premiums pertaining to those issues and to withdraw from that amount the sums necessary to bring the statutory reserve to one tenth of the new share capital after each capital increase, to make all appropriate disclosures and take any required measures;

6.

This authorization shall invalidate any previous authorization that has the same purpose. It shall be valid for a period of twenty-six months following the date of this General Meeting. Furthermore, the General Meeting ascertains, to the extent necessary, that this authorization shall have the effect of meeting the requirements of articles L. 225-129-6 of the Commercial Code, with respect to the duty of consultation further to a share capital increase.

SEVENTH RESOLUTION

Authorizing the Board of Directors to increase the share capital, up to the limit of 10% of the Company’s share capital, by issuing ordinary shares or any securities that give access to the share capital, in order to compensate contributions in kind

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to the provisions of article L. 225-147 of the Commercial Code:

1.

Delegates to the Board of Directors the necessary powers to increase the share capital, up to the limit of 10% of the Company’s share capital, by issuing ordinary shares or any securities that give access to the Company’s share capital, in order to compensate contributions in kind that are made to the Company consisting of equity shares or securities giving access to the share capital, when the provisions of article L. 225-148 of the Commercial Code do not apply.

2.

The Board of Directors shall have full powers to implement this delegation, specifically to rule - upon report from the special auditors as mentioned in the 1st and 2nd sections of article L. 225-147 indicated above determining the value of the contributions - on the appraisal of the contributions and the granting of special benefits and their values, to determine all the terms and conditions of the authorized transactions, to set the number of securities to be issued, if applicable to make any charge against the contribution premium, to ascertain the final realization of the share capital increases, to make the corresponding amendments to the bylaws, to conduct any formalities and declarations and request any authorizations that are necessary for making those contributions.

3.	This delegation is granted for a period of twenty-six months following the date of this General Meeting.

EIGHTH RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporation of reserves, profits or premiums or other amounts whose capitalization is allowed

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report from the Board of Directors;

and ruling pursuant to articles L. 225-129 to L. 225-129-6 and L. 225-130 of the Commercial Code:

1.

Delegates to the Board of Directors its authority to decide to increase the share capital, one or more times, according to the methods that it will determine, by incorporating into the share capital all or part of the reserves, profits or premiums or other amounts whose capitalization is allowed, by the issuance and free allotment of new shares or by raising the par value of the shares or by combining those two methods.

2.

Resolves that the par value of the share capital increases resulting from all of the issues made by virtue of this delegation may not exceed 75,000,000 euros, however that amount shall be charged to the maximum limit of share capital increase stipulated in the 2nd resolution submitted to this General Meeting.

3.

Resolves that rights forming odd lots shall not be negotiable or transferable and that the corresponding shares shall be sold. The proceeds from the sale shall be allocated to the holders of the rights no later than thirty days following the registration in their account of the whole number of the granted equity securities.

4.	Grants the Board of Directors full powers to implement this delegation, specifically:

-

to determine all the terms and conditions of the authorized transactions and especially to set the amount and the nature of the reserves and premiums to be incorporated into the share capital, to set the number of new shares to be issued or the amount by which the par value of the existing shares composing the share capital shall be increased, to determine the date, even retroactive, as of which the new shares shall be dividend-entitlement rights or the date as of which the increase in the par value will take effect;

-	to take all measures to protect the rights of the bearers of securities giving access to the share capital on the date of the share capital increase;
-	to ascertain the share capital increase resulting from the issue of shares, to amend the bylaws accordingly and to conduct any required publicity formalities;
-	and generally to take any measures and conduct any formalities required for the successful completion of each share capital increase.

5.

The Board of Directors may, up to statutory limits, delegate to the chief executive officer or, with the consent of the chief executive officer, to one or more executive vice presidents, the powers that are granted to him by virtue of this resolution.

6.

This delegation of authority thus granted to the Board of Directors shall be valid for a period of twenty-six months following the date of this General Meeting and cancels and replaces the delegation granted by the General Meeting on April 11, 2003 in its 6th resolution.

NINTH RESOLUTION

Authorization to be granted to the Board of Directors to grant for free shares to eligible officers and employees of the Company and of its affiliated companies

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to the provisions of articles L. 225-197-1 et seq. of the Commercial Code;

Authorizes the Board of Directors to proceed, on one or several occasions with grants for free of shares, existing or to be issued, up to the limit of 3% of the share capital on the day of this authorization, to eligible officers and employees of the Company and of other affiliated entities, according to provisions of article L. 225-197-2 of the Commercial Code.

The grant of shares to beneficiaries shall be final at the end of an acquisition period set by the Board of Directors; that period may not be less than two years as of the date of the decision of the Board of Directors to proceed with the grant. The beneficiaries must keep those shares during a period set by the Board of Directors; this holding period may not be less than two years.

The Board of Directors shall proceed with grants of shares for free and determine in particular:

-	the identity of the beneficiaries of the grants;

-	the conditions and, if applicable, the criteria for grants of shares.

The Board of Directors shall be vested with all powers required to implement this authorization, in accordance with the conditions described above and within the limits authorized by the applicable texts, and, in particular, determine conditions of issue, report the completion of the share capital increases resulting therefrom, make the corresponding amendment to the bylaws and accomplish everything that would be otherwise necessary.

Each year, the Board of Directors shall inform the General Meeting, in accordance with the applicable laws and regulations and, in particular, article L. 225-197-4 of the Commercial Code, of the transactions conducted under this resolution.

This authorization is granted for a period of thirty-eight months starting on the date of this General Meeting.

TENTH RESOLUTION

Authorization to be granted to the Board of Directors to grant options giving the right by exercise to subscribe newly-issued shares or purchase existing shares

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to the provisions of articles L. 225-177 et seq. of the Commercial Code:

1.

Authorizes the Board of Directors to grant, on one or several occasions, to eligible officers and employees of the Company and of other affiliated entities, according to provisions of article L. 225-180 of the Commercial Code, options giving the right by exercise to subscribe for newly-issued shares of the Company issued by way of share capital increase or to purchase existing shares of the Company from repurchases made by the Company in accordance with the legal provisions.

2.

Resolves that the options that may be granted by the Board of Directors, pursuant to this authorization, may not give right to subscribe to or purchase a total number of shares greater than 3% of the share capital on the day of this authorization.

3.

Takes note that the authorization given with respect to options giving the right by exercise to subscribe newly-issues shares entails express waiver by the shareholders of their preferential subscription right in the benefit of the options beneficiaries.

4.

Resolves that the exercise price of the options shall be set by the Board of Directors on the day when the options are granted, and shall equal, (i) with respect to options giving the right by exercise to subscribe newly-issued shares, the average of the first quotations of the share of the Company on Eurolist by Euronext™, during the twenty trading sessions preceding the date of grant of the options and (ii) with respect to options giving the right by exercise to purchase existing shares of the Company, the average purchase price of the shares that is mentioned in article L. 225-179 of the Commercial Code such exercise price being not less than 80% of the average of the first quotations of the share of the Company on Eurolist by Euronext™, during the twenty trading sessions preceding the date of grant of the options.

The exercise price of the options, as determined above, may be modified only if the measures necessary for protecting the interests of the beneficiaries of the options pursuant to article L. 225-181 of the Commercial Code are implemented.

5.

Takes note that no options giving the right by exercise to subscribe newly-issued shares or purchase existing shares may be granted during the twenty trading sessions following the date of payment of a dividend or the opening of the period of subscription to a share capital increase.

6.

Takes note that no options giving the right by exercise to subscribe newly-issued shares or purchase existing shares may be granted within a period of ten trading sessions preceding and following the date on which the consolidated financial statements, or absent that the annual financial statements, are made public.

7.

Takes note that no options giving the right by exercise to subscribe newly-issued shares or purchase existing shares may be granted during the period starting on the date on which the corporate bodies of the Company acquire information that, if made public, could have a significant impact on the price of the Company’s share, expiring on the date of the tenth trading sessions after that information is made public.

8.

Resolves that the options must be exercised within a maximum period of six (6) years as of their grant by the Board of Directors; however, the Board of Directors may set a shorter exercise period applicable to all or some of the beneficiaries.

9.	Grants the Board of Directors full powers:

-	to proceed with individual grants of options;
-

to set the conditions under which the options are granted and may be exercised, the Board of Directors receiving in particular the power to (a) restrict, limit or prohibit (1) the exercise of the options or (2) the transfer or conversion into bearer form of the shares obtained by exercising the options, during certain periods or as of certain events and (b) anticipate the option exercise periods or dates, maintain options exercisable or modify the dates or periods during which the shares obtained by exercising the options may not be sold or converted into bearer form;

-

provide for a period during which shares obtained by exercising options cannot be sold or converted into bearer form; such holding period may not exceed three years as of the day of exercise of the option;

-	report the completion of the share capital increases as a result of the exercise of options;
-	amend the bylaws accordingly and generally accomplish everything that would be necessary.

Each year, the Board of Directors shall inform the General Meeting, in accordance with the applicable legal provisions, of the transactions conducted under this resolution.

10.	This authorization is granted for a period of thirty-eight months following the date of this General Meeting and invalidates any previous authorization for the same purpose.

ELEVENTH RESOLUTION

Authorization to be granted to the Board of Directors to reduce the share capital by canceling shares that have previously been repurchased

The General Meeting, voting under the conditions of quorum and majority required for Extraordinary Meetings, having heard:

the report of the Board of Directors; and

the special report of the Independent Auditors;

and pursuant to article L. 225-209 of the Commercial Code:

1.

Authorizes the Board of Directors to reduce the share capital by canceling all or some of the shares acquired under share repurchase programs authorized by the General Meeting, one or more times, up to a limit of 10% of the share capital by periods of twenty-four months and to charge the difference between the repurchase value of the canceled shares and their par value to the available reserves and premiums.

2.

The Board of Directors shall have the necessary powers to set the terms and conditions of this or these cancellations and to make the corresponding amendment to the bylaws and accomplish any necessary formalities.

3.	This authorization is given for a period of five years. It invalidates any previous authorization for the same purpose.

B/ For consideration by the Ordinary General Meeting

TWELFTH RESOLUTION

Approval of the financial statements for the fiscal year ended December 31, 2004

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings, having heard:

the report of the Board of Directors on the activity and condition of the Company during the fiscal year 2004;

the report of the Independent Auditors on the performance of their mission during this fiscal year; and

the additional explanations orally provided;

Hereby approves the annual financial statements for the fiscal year ended December 31, 2004, with reported net income of 104,190,550.76 euros. The General Meeting also approves the transactions evidenced in these statements or summarized in these reports.

THIRTEENTH RESOLUTION

Allocation of income for the fiscal year ended December 31, 2004, setting the dividend and the payment date

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings,

  acknowledges that the profit of the fiscal year ended December 31, 2004 amounts to 104,190,550.76 euros;

  acknowledges that there is no reason to fund the legal reserve, which has already reached one tenth of the share capital;

  acknowledges that the distributable profit amounts to 109,372,070.34 euros, taking into account the available retained earnings of 5,181,519.58 euros.

Based on 24,110,654 actions comprising the share capital as of December 31, 2004, the General Meeting resolves to allocate to the dividend the amount of 79,565,158.20 euros, corresponding to a net dividend of 3.30 euros per share. Treasury shares at the date of payment of the dividend shall be excluded from the benefit of that distribution.

The dividend shall be paid on May 3, 2005 in cash, minus the interim dividend of 47,506,442 euros already paid in December 2004, which represented 2.00 euros per share The amount of the dividends that will be paid corresponds in full to distributions eligible for the 50% abatement mentioned in subsection 2 of section 3 of article 158 of the French General Tax Code.

The General Meeting resolves that the balance of the distributable profit that will not be distributed shall be listed in the "Retained Earnings" account.

The General Meeting also recalls that the amount of the dividends distributed for the last three fiscal years and the corresponding tax credit (based on a tax credit at the rate of 50% for the individuals or legal entities benefiting from it) were as follows:

Fiscal Year	Dividend per share	Tax credit per share
	in euros *	in euros *
2001	3.30 €	1.65 €
2002	3.30 €	1.65 €
2003	3.30 €	1.65 €

* Figures based on the number of shares comprising the share capital on that date.

Pursuant to the provisions of article 39 of the rectifying finance law for 2004, which provides that “amounts included in the reserve indicated in article 209 quater of the General Tax Code (special reserve for long-term capital gains) entered on the balance sheet at the close of the first fiscal year ended as of December 31, 2004 shall be transferred to another reserve account before December 31, 2005 up to the limit of 200 million euros,” the General Meeting henceforth authorizes, up to the limit of 200 million euros, the allocation to the ordinary reserve of the amount of the special reserve for long-term capital gains as it will appear on the Company’s balance sheet at the close of the fiscal year ending December 31, 2004. That allocation will be done before December 31, 2005.

FOURTEENTH RESOLUTION

Approval of the consolidated financial statements for the fiscal year ended December 31, 2004

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings, having heard:

the report of the Board of Directors on the activity and condition of the Group during fiscal year 2004;

the report of the Independent Auditors on the consolidated financial statements; and

the additional explanations provided orally;

Hereby approves the consolidated financial statements for the fiscal year ended December 31, 2004, as presented, as well as the transactions evidenced in these statements or summarized in these reports.

FIFTEENTH RESOLUTION

Special report from the Independent Auditors on the regulated agreements indicated in articles L. 225-38 et seq. of the Commercial Code and approval of those agreements

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings, having heard:

the special report of the Independent Auditors on the agreements indicated in articles L. 225-38 et seq. of the Commercial Code;

Hereby takes note of the report conclusions and approves the agreements described therein, the agreements entered into during the fiscal year as well as the agreements previously authorized and executed which continued to be executed during the fiscal year ended December 31, 2004.

SIXTEENTH RESOLUTION

Release for Directors

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings, hereby resolves to grant full discharge to the Directors for the performance of their duties for the fiscal year ended December 31, 2004.

SEVENTEENTH RESOLUTION

Purchase by the Company of its own shares

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings, having heard:

the report of the Board of Directors;

the information contained in the prospectus (note d’information) approved by the French Autorité des Marchés Financiers concerning the Company’s share repurchase program;

Authorizes the Board of Directors to purchase shares of the Company, pursuant to the provisions of articles L. 225-209 et seq. of the French Commercial Code, one or more times, for the following primary purposes:

-

the granting/transfer of shares to the employees or officers of the Company or of companies in the Group under the conditions and according to the methods provided by law (specifically under an employee profit-sharing plan, a stock options plan, the free allotment or the transfer of existing shares);

-	the transfer of shares in payment or in exchange in connection with transactions of external growth;
-

stimulate the market for the shares, especially in order to assure the liquidity of the share, by an investment services provider, under a liquidity contract pursuant to a code of good practices recognized by the Autorité des Marchés Financiers;

-	cancellation of the shares;
-	the delivery of shares upon the exercise of the rights attached to securities giving right to shares.

The purchase of the shares and the holding, sale or transfer of the purchased shares may be carried out, depending on the case, on one or more occasions, at any time, in any manner, on the market or through negotiated transactions, especially through the acquisition or sale of blocks, or by using financial derivatives and warrants, in compliance with current regulations. The portion of the repurchase program that may be carried out by negotiation of blocks may be as large as the entire program.

The General Meeting sets the maximum purchase price at 200 euros per share and the minimum sale or transfer price at 100 euros per share. The maximum number of shares that may be acquired may not exceed 10% of the shares comprising the share capital, i.e. 2,413,033 shares. The cumulative amount of purchases may not exceed 482,606,000 euros. The amounts per share indicated above will be adjusted, subject to the adoption of the first resolution submitted to this General Meeting, to take into account, as of its effective date, the four-for-one share split of the par value of the share.

In the event of a share capital increase by incorporation of reserves and free granting of shares, and in the event of a split or reverse split of shares or any other operation affecting the share capital, the Board of Directors may adjust the aforementioned purchase and sale prices to take into account the effect of those transactions.
Full powers are given to the Board of Directors, with power of delegation to the chief executive officer or, with his consent, to one or more executive vice presidents, to place any orders on a securities exchange or through negotiated transactions, to enter into any agreements, draft any documents, accomplish any formalities, make any declarations and communications to any agencies, and particularly the Autorité des Marchés Financiers, concerning the transactions conducted pursuant to this resolution, to set the terms and conditions to preserve any rights of holders of securities giving access to the share capital of the Company and any rights of beneficiaries of options in accordance with regulations and, generally, to take any necessary action.

This authorization shall invalidate any previous authorization for the same purpose. It is given for a period of eighteen months from the date of this General Meeting. It may be used at any time, including during a period of tender offers made for cash and/or shares, within the limits of current regulations.

The Board of Directors shall provide the shareholders in its report to the Annual General Meeting all the information relating to the purchases and sales of shares completed pursuant to this authorization.

C/ For consideration by the Combined General Meeting

EIGHTEENTH RESOLUTION

Powers for formalities

The General Meeting, voting under the conditions of quorum and majority required for Ordinary Meetings, grants full powers to the bearer of an original, extracts or copies of the minutes of this General Meeting evidencing its deliberations for the purpose of accomplishing any necessary registrations, filings and publications required by current law.

SUMMARY REPORT

2004 was a very good year for Technip, both in terms of financial performance and in terms of contract awards in high-growth markets which are essential for our future.

On the financial level, your Group succeeded in reaching its full-year revenue and earnings growth targets, demonstrating its resilience in the face of the continued depreciation of the dollar and the rise in raw materials prices. Our net cash position grew stronger throughout the year, resulting in our gearing ratio being reduced to 7% of equity at year-end.

In terms of volume, the 2004 order intake was almost as high as revenues, and resulted in a year-end backlog that allows us to view the future with confidence. Furthermore, we made several strategic commercial breakthroughs in high-growth potential markets. The signing of the Qatargas II contract ($4 billion) in December 2004 represented a major step in Technip’s advance into the liquefied natural gas, or LNG, market. More recently, we have also been awarded several significant projects, including: a contract for a SPAR platform to be located in the Kikeh field in Malaysia – this will be the first SPAR located outside the Gulf of Mexico; a contract for heavy oil upgrading in Alberta, Canada; and a contract for the construction of our first LNG receiving terminal, at Freeport, Texas.

As a result, the outlook for 2005 is good, and business volume is expected to continue to grow. Based on our conservative assumption that the dollar will weaken further and average $1.35 to the euro during the year, our full-year revenues, expressed in euros, should only be slightly lower compared to 2004. Full-year 2005 earnings should be at least as high as their 2004 level given the expected improvement in our operational margins.

Even if competition remains fierce, even if currency and commodity markets are subject to various fluctuations, the overall environment in which we operate has rarely been as favorable as it is today, given the high growth prospects which exist in the targeted markets in which Technip retains a clear-cut competitive advantage: the know-how to successfully execute major turnkey contracts covering deepwater oil production, gas monetization (LNG and GTL), heavy oils upgrading, production of cleaner fuels (desulphurization), as well as refining and petrochemicals projects accompanying the economic growth of emerging countries, primarily in the Middle and Far East.

With the expertise and enthusiasm of its teams, the Technip Group is better equipped than ever to create sustainable value for its shareholders, to whom I would like to express my gratitude for their loyalty.

Financial results of the last five years

	(million euros)
NATURE OF INFORMATION	31.12.2000	31.12.2001	31.12.2002	31.12.2003	31.12.2004

I - YEAR END FINANCIAL POSITION
A) - Called up capital	48.9	81.5	71.4	72.4	73.5
- Uncalled capital	-	-	-	-	-
B) - Outstanding shares (a)	16,029,305	26,713,448	23,408,004	23,738,331	24,110,654
C) - Outstanding subshares	-	-	-	-	-
D) - Convertible debentures	-	-	4,501,994	4,208,853	3,719,111

II - OVERALL OPERATING RESULT
A) - Net revenues	11.4	18.7	22.7	42.0	101.6
B) - Income before tax, write-down or depreciation and provisions	109.5	102.6	125.9	144.0	78.1
C) - Income tax	(4.6)	0.5	(22.4)	5.8	(20.7)
D) - Net income	64.0	95.7	105.8	8.3	104.2
E) - Dividends paid	50.9	79.7	77.1	79.4	78.4

III - OPERATING INCOME PER SHARE (in EUROS)
A) - Net income before depreciation and provisions	7.2	3.8	6.3	5.8	4.1
B) - Net income	4.0	3.6	4.5	0.3	4.3
C) - Dividends paid per share	3.3	3.3	3.3	3.3	3.3

IV - STAFF (b)
A) - number of employees	9	9	9	9	9

(a) Does not include the exercise of options arising from the current stock option plan. The 340 242 treasury shares held at 31 December 2004 are classified as financial assets.
(b) Only number of employees is mentioned. The other information is not comparable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: March 23, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control